Exhibit 99.1
Consolidated Ratios of Earnings to Fixed Charges
The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the three and six months ended April 30, 2010 and the years ended October 31, 2009 and 2008:

			Three	Nine
	Year ended October 31,		months ended	months ended
Canadian GAAP	2009	2008	July 31, 2010	July 31, 2010

Excluding Interest on Deposits	2.90	1.79	4.04	4.52
Including Interest on Deposits	1.40	1.20	1.91	2.07

			Three	Nine
	Year ended October 31,		months ended	months ended
U.S. GAAP	2009	2008	July 31, 2010	July 31, 2010

Excluding Interest on Deposits	3.29	1.79	5.54	5.07
Including Interest on Deposits	1.46	1.19	2.29	2.17